SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, May 28, 2020 - BRASKEM S.A. (“Company”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in connection with the notice to the market disclosed on March 20, hereby informs its shareholders and the market on the measures that have been taken by the Company in view of the progression of the new coronavirus (COVID-19) outbreak and its impacts on the Company’s operations.

In line with our  core value of Safety, the Company started to operate its industrial assets with minimal teams. The reduction by ~50% in the number of industrial team members and contractors has allowed us to keep teams safe while maintaining reliability of our operations.

Utilization rates in Brazil and the United States were reduced temporarily due to lower demand and  inventory  effects in the petrochemical and plastics production chain. The utilization rates  will be adjusted considering the market demand and the potential opportunities for exports to other regions that may arise, especially with the resumption of activities in Asia. The main adjustments so far have been:

▪  Brazil: Reduction in ethylene production to ~65% of its total capacity, which is 3.6 million tons/year; and

▪  United States: Reduction in polypropylene production to ~85% of its total capacity, which is 1.6 million tons/year.

In this regard, the Company has been taking a series of measures to preserve liquidity in order to maintain its financial strength and business resilience, such as:

▪  Disbursement of Revolving Credit Facility of US$1 billion;

▪  Reduction of administrative expenses by approximately 10%;

▪  Reduction of planned investments for 2020 from US$ 721 million to US$ 600 million;

▪  Postponement of social contributions collection in Brazil; and

▪  Working capital optimizations.

Finally, the Company highlights its critical actions on four important fronts: actions taken jointly with clients and  partners to  transform plastic resins and chemicals into essential items to combat COVID-19, especially surgical masks, packaging for liquid and gel alcohol, bleach, and 3D printing of rods for protection masks; donation of LPG to hospitals; actions to support clients and supplier chains, especially small and midsized companies; and donation of hygiene kits and basic food baskets to affected communities around its plants.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.